Hongli Group Inc.

No. 777, Daiyi Road,

Changle County, Weifang City,

Shandong Province, China, 262400

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Attention: Matthew Derby

Re:	Hongli Group Inc. Registration Statement on Form F-3 File No. 333-284050 Filed January 27, 2025

Dear Mr. Derby:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Hongli Group Inc. hereby requests the United States Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on February 4, 2025, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Ms. Huan Lou of Sichenzia Ross Ference Carmel LLP by telephone at +1 (646) 810-2187 or via e-mail at hlou@srfc.law.

Very truly yours, For and on behalf of Hongli Group Inc.

/s/ Jie Liu
Name: Jie Liu Title: Chief Executive Officer